Back 2012-05-10, 17:48:37, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Clarkson.R **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2083498		
Security designation	Common Shares		
Opening balance of securities held	1922154		
Date of transaction	2012-05-10		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	136000		
Unit price or exercise price	4.2700	Currency	Canadian Dollar
Closing balance of securities held	2058154	Insider's calculated balance	
Filing date/time	2012-05-10 17:48:30		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Clarkson.R **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2083497
Security designation	Options (Common Shares)
Opening balance of securities or contracts held	900800
Date of transaction	2012-05-10
Nature of transaction	51 - Exercise of options
Number or value of securities or contracts acquired	
Equivalent number or value of underlying securities acquired	
Number or value of securities or contracts disposed of	136000
Equivalent number or value of underlying securities disposed of	136000

Unit price or exercise price	4.2700	Currency	Canadian Dollar
Conversion or Exercise price		Currency	
Date of expiry or maturity	2012-06-12		
Closing balance of securities or contracts held	764800	Insider's calculated balance	
Filing date/time	2012-05-10 17:45:08		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities